6815 Poplar Ave, Suite 500 Germantown, TN 38138 901 682 6600 Tel www.maac.com

August 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Kellie Kim Isaac Esquivel Pearlyne Paulemon Stacie Gorman

Re:	Mid-America Apartment Communities, Inc. Mid-America Apartments, L.P. Form 10-K for the fiscal year ended December 31, 2023 File Nos. 001-12762 and 333-190028-01

Dear Ladies and Gentlemen:

Mid-America Apartment Communities, Inc. (“MAA”) acknowledges receipt on July 30, 2024 of the Staff’s letter dated July 30, 2024 (the “July 30, 2024 Comment Letter”) containing comments on the above-captioned filing. The July 30, 2024 Comment Letter requests a response within 10 business days. The Finance and Accounting team that is primarily responsible for responding were working on preparing MAA’s Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2024 for part of the response period. In addition, MAA has multiple key parties that are out of the office during the original 10-day response period. Accordingly, we respectfully request an extension of the response period for an additional 14 business days until September 3, 2024.

Respectfully submitted,

/s/ A. Clay Holder
A. Clay Holder
Executive Vice President and Chief Financial Officer Mid-America Apartment Communities, Inc., the general Partner of Mid-America Apartments, L.P.

1